 EXHIBIT 12

	Ratio of Earnings to Fixed Charges
	Year to Date
	September 30,	Year Ended December 31,
(in thousands)	2018	2017	2016	2015	2014	2013

Pretax income from continuing operations (1)	$77,957	$118,633	$99,221	$135,716	$84,194	$83,439

Fixed charges
Interest expense	1,824	6,987	8,270	7,834	7,480	1,973
Debt issuance cost	285	1,759	1,526	1,564	3,290	319
Total fixed charges (2)	2,109	8,746	9,796	9,398	10,770	2,292

Noncontrolling interest in pretax income (3)	-	-	-	-	-	876
Capitalized interest (4)	225	2,156	2,179	2,875	2,530	1,973

Earnings ((1) + (2) -(3) -(4))	79,841	125,223	106,838	142,239	92,434	82,882
Fixed charges	2,109	8,746	9,796	9,398	10,770	2,292

Ratio of earnings to fixed charges	37.9	14.3	10.9	15.1	8.6	36.2